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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              TREND MINING COMPANY
                                (Name of Issuer)

                        Common Stock, no par value per share
                         (Title of Class of Securities)


                                 (CUSIP Number)

                              Thomas S. Kaplan
                              c/o William Natbony, Esq.
                              Rosenman & Collin LLP
                              575 Madison Avenue
                              New York, NY 10022-2585
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 25, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.:

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             1. Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).
                         THOMAS SCOTT KAPLAN

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             2. Check the Appropriate Box if a Member of a Group (See
                Instructions:
                (a)     [  ]
                (b)     [  ]
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             3. SEC Use Only:

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             4. Source of Funds (See Instructions:
                           AF
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             5. Check if Disclosure of Legal Proceedings Is Required
                Pursuant to Items 2(d) or 2(e):
                [  ]
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             6. Citizenship or Place of Organization:
                           U.S.A.
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Number of
Shares              7. Sole Voting Power                 14,787,349
Beneficially
Owned by            8. Shared Voting Power                    0
Each
Reporting           9. Sole Dispositive Power            14,787,349
Person With
                   10. Shared Dispositive Power               0
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             11. Aggregate Amount Beneficially Owned by Each Reporting
                 Person:
                         14,787,349
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             12. Check if the Aggregate Amount in Row (11) Excludes
                 Certain Shares (See Instructions):
                 [  ]
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             13. Percent of Class Represented by Amount in Row (11):
                         57.84%
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             14. Type of Reporting Person (See Instructions):
                         IN


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ITEM 1.                   SECURITY AND ISSUER

This Schedule 13D ("Schedule") relates to the common stock, no per value, of Trend Mining Company, a Montana corporation (the "Company"). The principal office of the Company is 410 Sherman Avenue, Suite 209, Coeur d'Alene,
Idaho 83814.


ITEM 2.                   IDENTITY AND BACKGROUND

This Schedule is being filed on behalf of Mr. Thomas Kaplan, the sole shareholder of Tigris Financial Group Ltd. ("Tigris") and voting trustee for securities owned by Electrum LLC ("Electrum"), relating to shares of common stock and warrants to purchase shares of common stock exercisable within 60 days of the Company.

This Schedule relates to shares of common stock and warrants owned by Tigris and Electrum. The principal address for Mr. Kaplan is 154 West 18th Street, Apt. 8C, New York, NY 10011. The principal occupation of Mr. Kaplan is the chairman and chief executive officer of Apex Silver Mines Limited, a publicly traded company that searches for silver deposits. Mr. Kaplan has not been convicted in a criminal proceeding during the last five years. Mr. Kaplan is not and during the past five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.                   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 29, 1999, Tigris purchased 1,000,000 shares of common stock for $100,000 and was granted an option to purchase additional shares of common stock and a right to purchase a warrant to purchase share of common stock. Tigris assigned its options and right to purchase a warrant to Electrum. Electrum acquired 6,307,588 shares upon the exercise of options for an aggregate option price of approximately $690,000, and made a payment of $10,000 to acquire a warrant to purchase 7,479,761 shares of common stock. On March 31, 2000, Mr. Kaplan and Electrum entered into a Voting Trust Agreement, providing Mr. Kaplan with sole power to vote and dispose of the Company securities owned by Electrum.


ITEM 4.                   PURPOSE OF TRANSACTION

Mr. Kaplan has no any present plans or proposals which would result in any of the following:

                          (a)         the acquisition by any person of
                                      additional securities of the issuer, or
                                      the disposition of securities of the
                                      issuer, other than the exercise of the
                                      warrants described above;

                          (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                          (c) any sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                          (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                          (e) any material change in the present capitalization or dividend policy of the issuer;

                          (f) any other material change in the issuer's business or corporate structure;

                          (g) any change in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                          (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation


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                                      system of a registered national
                                      securities association;

                          (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                          (j)         any action similar to any of those
                                      enumerated above.



Mr. Kaplan intends to support the Company's proposal to reincorporate in the State of Delaware, when such proposal is brought to a vote of the shareholders of the Company.


                          ITEM        5. INTEREST IN SECURITIES OF THE ISSUER

                          (a) As of September 25, 2000, Mr. Kaplan beneficially owned 14,787,349 shares of common stock of the Company, consisting of 6,307,588 shares of common stock and warrants to purchase 7,479,761 shares of common stock exercisable within 60 days hereof.

                          (b) Mr. Kaplan has the sole power to vote or to direct the vote of 14,787,349 shares and has the sole power to dispose of 14,787,349 shares.

                          (c) The following transactions of the Company's securities were effectuated by Mr. Kaplan during the past 60 days:


                                       Transaction           Date                        Quantity          Purchase Price
                                       -----------           ----                        --------          --------------

                                       Acquisition of
                                       shares upon the
                                       exercise of options   September 22, 2000          210,000 shares          $0.115


                          (d)         Not applicable.

                          (e)         Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                           Not applicable.

ITEM 7.                   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Voting Trust Agreement, dated March 31, 2000, between Mr. Kaplan and Electrum LLC






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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         October 3, 2000
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Date:

        /s/ Thomas S. Kaplan
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Signature


Thomas S. Kaplan
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Name/Title



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)